Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

February 17, 2022

Only the German version of this announcement is binding. The English version is a convenience translation for information purposes only.

Acorn HoldCo, Inc.

with corporate seat in Wilmington, Delaware, United States of America

Announcement pursuant to Section 23 para. 1 sentence 1 no. 3 of the German Securities

Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

On 12 November 2021, Acorn HoldCo, Inc. (the “Bidder”) published the offer document (the “Offer Document”) for its voluntary public takeover offer to the shareholders of ADVA Optical Networking SE, Meiningen-Dreissigacker, Germany, regarding the acquisition of all non-par value bearer shares in ADVA Optical Networking SE (ISIN DE0005103006) (the “ADVA Shares”) for 0.8244 shares of common stock of Acorn HoldCo, Inc. in exchange for one (1) ADVA Share (the “Takeover Offer”).

As a result of the amendment to the Takeover Offer within the meaning of Section 21 WpÜG made on 11 January 2022, the acceptance period for the Takeover Offer has been extended by two weeks. The acceptance period for the Takeover Offer ended on 26 January 2022, 24:00 hours (Frankfurt am Main local time). The additional acceptance period started on 1 February 2022 and ended on 14 February 2022, 24:00 hours (Frankfurt am Main local time).

I. Announcement pursuant to Section 23 para. 1 sentence 1 no. 3 WpÜG

1.

Until 14 February 2022, 24:00 hours (Frankfurt am Main local time), (the “End of the Additional Acceptance Period”) the Takeover Offer has been accepted for a total of 33,957,538 ADVA Shares. This corresponds to approximately 66.01% of all outstanding ADVA Shares and voting rights attached thereto as well as of the share capital of ADVA Optical Networking SE as at 30 November 2021.

2.

Apart from that, as at the End of the Additional Acceptance Period, neither the Bidder nor persons acting jointly with the Bidder pursuant to Section 2 para. 5 WpÜG nor any of their subsidiaries hold any ADVA Shares or any instruments pursuant to Sections 38, 39 WpHG related thereto. No voting rights attached to ADVA Shares are attributed to them pursuant to Section 30 WpÜG as at the End of the Additional Acceptance Period either.

II. Settlement of the Takeover Offer

The Takeover Offer and the contracts which came into existence as a result of its acceptance remain subject to the offer condition pursuant to Section 12.1.5 (a) (Foreign direct investment approval in Germany) of the Offer Document. The settlement of the Takeover Offer for the ADVA Shares tendered in the course of the acceptance period and the additional acceptance period will take place only after the fulfillment of this offer condition.

Huntsville, Alabama, USA, 17 February 2022

Acorn HoldCo, Inc.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN, Inc. (“ADTRAN”) and ADVA Optical Networking SE (“ADVA”), Acorn HoldCo, Inc. (“Acorn HoldCo”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The Registration Statement was declared effective by the SEC on 2 December 2021 and ADTRAN mailed the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the offer document (the “Offer Document”) with German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”), the publication of which has been approved by BaFin and which has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT, THE AMENDMENT TO THE OFFER AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The voluntary exchange offer by Acorn HoldCo for all ADVA shares pursuant to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz—“WpÜG”) (the “Offer”) is published exclusively under the laws of the Federal Republic of Germany (“Germany”) and certain applicable provisions of the securities laws of the United States of America. Any contract concluded based on the Offer will be exclusively governed by the laws of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the Offer Document and the amendment to the Offer have been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the central settlement agent. You are also able to obtain a copy of the non-binding English translation of the Offer Document and the amendment to the offer, which have not been reviewed by the BaFin, on the internet at https://acorn-offer.com/.